IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS FIRST QUARTER 2019 RESULTS; REINFORCING OUR SELF-FUNDING MODEL

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.
For more information, refer to the Management Discussion and Analysis (MD&A) and Unaudited Consolidated Interim Financial Statements for the three months ended March 31, 2019.

Toronto, Ontario, May 6, 2019 - IAMGOLD Corporation ("IAMGOLD" or the "Company") reported its consolidated financial and operating results for the quarter ended March 31, 2019.

"Despite a challenging first quarter, we are driving towards achieving a self-funded, self-sustaining operating model," commented Steve Letwin, President and CEO of IAMGOLD, "This encompasses our goal to reduce costs and increase margins, preserve cash, fund site capital expenditures within site cash flows, and work safely and responsibly. At Essakane, we had strong production and cash flow generation and are optimizing performance through de-bottlenecking and other projects. At Rosebel, we reported significant reserve growth extending the mine life, with Saramacca first production planned in the second half of 2019. At Westwood, we have a long-life production asset in a transition year, with mine redesign in progress. Production remains on track for the year, with the first half lighter than the balance of the year, as anticipated, and we reinforce our 2019 annual production guidance. Our exploration successes highlight the district potential of each of our major sites and projects. Our balance sheet is strong, and we continue to exercise prudence in our allocation of capital. We remain committed to our goal of delivering shareholder value in 2019 and well beyond."

First Quarter 2019 Highlights

- Attributable gold production of 185,000 ounces at cost of sales[1] per ounce of $962, total cash costs[2] per ounce produced of $884 and all-in sustaining costs[2] per ounce sold of $1,086. Attributable gold sales of 190,000 ounces at an average realized gold price per ounce of $1,308.
- Revenues of $251.0 million.
- Net loss attributable to equity holders of $41.3 million, or $0.09 per share.
- Adjusted net loss attributable to equity holders[2] of $2.2 million, or $nil per share[2].
- Net cash from operating activities of $8.8 million.
- Net cash from operating activities before changes in working capital[2] of $33.8 million.
- Cash, cash equivalents, short-term investments, and restricted cash totaled $696.6 million at March 31, 2019. Cash and cash equivalents were $589.2 million, short term investments, primarily in money market funds, were $83.8 million and restricted cash was $23.6 million.

Strategic Developments

Financial

- We entered into a forward gold sale arrangement ("Arrangement") with a syndicate of banks to receive a cash prepayment of $170 million in December 2019 in exchange for delivering 150,000 ounces of gold in 2022, with a gold floor price of $1,300 per ounce and a cap price of $1,500 per ounce, to provide additional financial flexibility as we execute our growth strategy. The cost of the Arrangement is 5.38% per annum.

- IAMGOLD, together with AngloGold Ashanti Limited, entered into an agreement with the Government of Mali for the sale of the joint venture partners' combined 80% indirect interest in the Yatela mine for $1. The sale is subject to the fulfillment of certain conditions and a one-time payment of estimated rehabilitation, closure and social program costs of approximately $18.5 million.

Reserves and Resources

- On January 30, 2019, we reported a 57% increase in resources at the Diakha-Siribaya Gold Project in Mali based on an updated resource estimate as at December 31, 2018, comprising 18.0 million tonnes of indicated resources grading 1.28 g/t Au for 744,000 ounces and 23.2 million tonnes of inferred resources grading 1.58 g/t Au for 1.2 million ounces.

- On March 26, 2019, we announced that a new gold discovery, referred to as the Gosselin Zone, has been identified approximately 1.5 kilometres northwest of the Côté Gold deposit. Drilling highlights included: 350 metres grading 0.81 g/t Au; 132.3 metres grading 1.13 g/t Au; 139.7 metres grading 1.36 g/t Au.

Operations and Development

- We received notice of approval of its Environmental and Social Impact Assessment from the Government of Suriname for the Saramacca Project.

- Development activities at the Saramacca Project continued to advance with a primary focus on the haul road construction to enable the operation to deliver ore to the Rosebel mill in the second half of 2019.

- The carbon-in-column ("CIC") plant at Rosebel, designed to improve recoveries, was commissioned and became fully operational, producing an additional 2,200 ounces in the first quarter 2019.

- The oxygen plant at Essakane, designed to improve recoveries by 0.5%, was commissioned.

- Following the completion of a feasibility study in the fourth quarter 2018, IAMGOLD has continued to optimize the design elements of the Boto Gold Project development, maintained stakeholder engagement and commenced a drilling program.

- On January 28, 2019, we announced that we deferred a decision to proceed with the construction of the Côté Gold Project in Canada.

Upcoming Growth Catalysts

- Development of Saramacca continues on schedule, with production expected to begin in the second half of 2019.

- At Rosebel, a scoping study is underway to evaluate the underground mining potential of Saramacca, which could result in higher grades and significantly lower waste volumes, thereby reducing costs.

- We continue to advance exploration activities along the Saramacca-Brokolonko trend in Suriname to confirm the presence of mineralization and evaluate the resource potential.

- The Carbon-in-Leach and Heap Leach feasibility study at Essakane is progressing well and is expected to be completed in the second quarter 2019.

- Discussions with the Government of Senegal on obtaining a mining concession for the Boto Gold Project are well advanced, with approval expected in the second half of 2019.

- We are studying various design approaches to Westwood with a preliminary life of mine plan expected in the fourth quarter 2019, followed by a NI 43-101 compliant plan in the first half 2020.

- A delineation diamond drilling program to support an initial mineral resource estimate for the Nelligan Project in Quebec commenced during the first quarter 2019.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

Financial Results ($ millions, except where noted)	Three months ended March 31, 2019	2018
Revenues	$ **251.0**	$ 314.5
Cost of sales	$ **251.9**	$ 238.7
Gross profit (loss)	$ **(0.9)**	$ 75.8
Net earnings (loss) attributable to equity holders of IAMGOLD	$ **(41.3)**	$ 42.3
Net earnings (loss) attributable to equity holders ($/share)	$ **(0.09)**	$ 0.09
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD[1]	$ **(2.2)**	$ 40.4
Adjusted net earnings (loss) attributable to equity holders ($/share)[1]	$ **—**	$ 0.09
Net cash from operating activities	$ **8.8**	$ 106.0
Net cash from operating activities before changes in working capital[1]	$ **33.8**	$ 119.6
Key Operating Statistics		
Gold sales – attributable (000s oz)	**190**	235
Gold production – attributable (000s oz)	**185**	229
Average realized gold price[1] ($/oz)	$ **1,308**	$ 1,331
Cost of sales[2] ($/oz)	$ **962**	$ 741
Total cash costs[1] ($/oz)	$ **884**	$ 737
All-in sustaining costs[1] ($/oz)	$ **1,086**	$ 953
Gold margin[1] ($/oz)	$ **424**	$ 594

1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

2 Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

FIRST QUARTER 2019 SUMMARY

Financial Performance

- Revenues for the first quarter 2019 were $251.0 million, down $63.5 million or 20% from the same prior year period. The decrease was primarily due to lower sales volume at Essakane ($28.9 million), Westwood ($26.4 million), and Rosebel ($3.4 million), combined with a lower realized gold price ($4.4 million).
- Cost of sales for the first quarter 2019 was $251.9 million, up $13.2 million or 6% from the same prior year period. The increase was due to higher operating costs ($10.7 million) and higher depreciation expense ($4.3 million), partially offset by lower royalties ($1.8 million). Operating costs were higher primarily due to lower capitalized stripping and higher maintenance costs at Essakane and increased mining and milling volumes at Rosebel, partially offset by a stronger U.S. dollar relative to the euro and the Canadian dollar.
- Depreciation expense for the first quarter 2019 was $68.6 million, up $4.3 million or 7% from the same prior year period. The increase was primarily due to the timing of capital additions, partially offset by an increase in reserves at Essakane and Rosebel.
- Income tax expense for the first quarter 2019 was $1.4 million, down $10.4 million in the same prior year period. Income tax expense for the first quarter 2019 comprised current income tax expense of $9.7 million (March 31, 2018 - $22.5 million) and deferred income tax recovery of $8.3 million (March 31, 2018 - $10.7 million). The decrease in income tax expense was primarily due to changes to deferred income tax assets and liabilities, differences in the impact of fluctuations in foreign exchange, and differences in the level of taxable income in IAMGOLD's operating jurisdictions from one period to the next.
- Net loss attributable to equity holders for the first quarter 2019 was $41.3 million, or $0.09 per share, compared to net earnings of $42.3 million, or $0.09 per share in the same prior year period. The decrease was primarily due to lower gross profit ($76.7 million) and higher other expenses ($17.3 million) which included an impairment charge of $12.5 million and restructuring costs at Westwood of $3.2 million, partially offset by lower income taxes ($10.4 million).

- Adjusted net loss attributable to equity holders[2] was $2.2 million, or $nil per share[2], compared to adjusted net earnings[2] of $40.4 million, or $0.09 per share[2] in the same prior year period.

- Net cash from operating activities for the first quarter 2019 was $8.8 million, down $97.2 million from the same prior year period. The decrease was due to lower earnings after non-cash adjustments ($74.8 million), higher movements in non-cash working capital items and non-current ore stockpiles ($11.1 million), higher income taxes paid ($9.5 million) and lower net settlement of derivatives ($2.7 million), partially offset by net cash used in operating activities related to closed mines ($0.9 million).

- Net cash from operating activities before changes in working capital[2] for the first quarter 2019 was $33.8 million, down $85.8 million from the same prior year period.

Financial Position

- We ended the quarter in a strong financial position, with cash, cash equivalents, short-term investments primarily in money market funds and restricted cash were $696.6 million at March 31, 2019, down $61.4 million from December 31, 2018. The decrease was primarily due to spending on property, plant and equipment ($69.7 million), partially offset by cash generated from operating activities ($8.8 million).

Production and Costs

- Attributable gold production, inclusive of joint venture operations, was 185,000 ounces for the first quarter 2019, down 44,000 ounces from the same prior year period. The decrease was primarily due to the impact of increased seismicity at Westwood in December 2018 (25,000 ounces), lower head grades and throughput at Essakane (19,000 ounces) and lower head grades at the Joint Ventures (3,000 ounces), partially offset by higher recoveries at Rosebel (3,000 ounces).

- Attributable gold sales, inclusive of joint venture operations, were 190,000 ounces for the first quarter 2019, down 45,000 ounces from the same prior year period. The decrease was due to lower sales at Essakane (20,000 ounces), Westwood (19,000 ounces), Rosebel (3,000 ounces) and the Joint Ventures (3,000 ounces).

- Cost of sales[1] per ounce for the first quarter 2019 was $962, up 30% from the same prior year period primarily due to the impact of lower sales volumes at Essakane and Westwood.

- Total cash costs[2] per ounce produced for the first quarter 2019 were $884, up 20% from the same prior year period. The increase was primarily due to the impact of lower production volumes. Included in total cash costs[2] for the first quarter 2019 was a reduction of $61 per ounce produced reflecting the reduction of costs attributed to inventory to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low production at Westwood (2018 - $nil) and realized derivative gains from hedging programs of $2 per ounce produced (2018 - $11).

- All-in sustaining costs[2] per ounce sold for the first quarter 2019 were $1,086, up 14% from the same prior year period. The increase was primarily due to higher cost of sales per ounce, partially offset by lower sustaining capital expenditures. Included in all-in sustaining costs[2] for the first quarter 2019 was a reduction of $60 per ounce sold reflecting the reduction of costs attributed to inventory to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low production at Westwood (2018 - $nil) and realized derivative gains from hedging programs of $2 per ounce sold (2018 - $13).

2019 Guidance

(Refer to MD&A for more detail)

The Company maintains its full-year 2019 production guidance of 810,000 to 870,000 attributable ounces and its guidance for all-in sustaining costs[2] per ounce sold of $1,030 to $1,080. The Company also maintains its full-year guidance for cost of sales per ounce of $790 to $840 and total cash costs[2] per ounce produced of $765 to $815, but notes that a number of cost and productivity improvement initiatives are underway to mitigate the risk that these two targets may not be achieved by the end of the year. Guidance will be reviewed in the second quarter 2019 and updated as necessary. Gold production at Westwood is expected to improve starting in the second quarter 2019 compared to the first quarter, and is expected to be strongest in the fourth quarter.

Commitment to Zero Harm Continues

The DART rate[3], representing the frequency of all types of serious injuries across all sites and functional areas for the first quarter 2019 was 0.58, below IAMGOLD's target of 0.63. Unfortunately, the health and safety performance of IAMGOLD was affected by a fatality of a contractor at the Essakane mine in the first quarter 2019 due to an equipment fire. Zero Harm remains IAMGOLD's number one priority. We are implementing several initiatives, including a behaviour-based safety program, to ensure a safer work environment.

ATTRIBUTABLE GOLD PRODUCTION AND COSTS

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[2] ($ per ounce produced)		All-in Sustaining Costs[2] ($ per ounce sold)	
Three months ended March 31,	**2019**	2018	**2019**	2018	**2019**	2018	**2019**	2018
Owner-operator								
Essakane (90%)	**90**	109	**$ 896**	$ 712	**$ 883**	$ 665	**$ 1,010**	$ 914
Rosebel (95%)	**68**	65	**889**	798	**901**	829	**1,064**	914
Westwood (100%)[3]	**15**	40	**1,549**	719	**858**	716	**1,192**	873
Owner-operator[4]	**173**	214	**$ 962**	$ 741	**$ 888**	$ 725	**$ 1,103**	$ 955
Joint Ventures	**12**	15			**828**	904	**838**	924
Total operations	**185**	229			**$ 884**	$ 737	**$ 1,086**	$ 953
Cost of sales[1] ($/oz)			**$ 962**	$ 741				
Cash costs, excluding royalties					**$ 822**	$ 678		
Royalties					**62**	59		
Total cash costs[2]					**$ 884**	$ 737		
All-in sustaining costs[2]							**$ 1,086**	$ 953

1 Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.
2 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
3 Costs of sales per ounce sold for Westwood does not include the impact of normalization of costs for the three months ended March 31, 2019 of $60 per ounce (2018 - $nil).
4 Owner-operator all-in sustaining costs include corporate general and administrative costs. Refer to all-in sustaining costs reconciliation on page 26 of the MD&A.

OPERATIONS ANALYSIS BY MINE SITE

Essakane Mine - Burkina Faso (IAMGOLD interest - 90%)

Attributable gold production for the first quarter 2019 of 90,000 ounces was lower by 17% compared to the same prior year period primarily due to lower head grades and throughput. Ore feed for the first quarter 2019 was primarily sourced from lower grade zones relative to higher grades realized in the same prior year period. Mill throughput was unfavourably impacted in the first quarter 2019 by coarser mill feed and lower mill availability due to the timing of mill maintenance. The oxygen plant was commissioned during the quarter and the optimization of oxygen injection is ongoing. The oxygen plant is expected to increase recoveries by 0.5% through improved leach kinetics and to improve the efficiency of the circuit by reducing reagent consumption. Despite this, production for the quarter was adversely impacted by lower recoveries as the mine sequenced through more graphitic zones.

Total material mined in the first quarter 2019 was lower compared to the same prior year period primarily due to lower equipment availability. Essakane commissioned six haul trucks and one wheel dozer in March 2019 with an additional haul truck and two excavators expected to be commissioned in the second quarter 2019. The new equipment is expected to increase hauling capacity, improve equipment availability and reduce reliance on the contracted mining fleet in future periods. Ore mined in the first quarter 2019 was higher compared to the same prior year period due to mining and stockpiling of lower grade ore to support the construction of a proposed heap leach facility at the end of carbon-in-leach ("CIL") operations.

The CIL and Heap Leach feasibility study progressed well during the quarter and is expected to be completed in the second quarter 2019. The feasibility study is expected to support an investment in mill optimization through a de-bottlenecking project and the postponement of the higher capital Heap Leach Project to the end of CIL operations. The Mill De-Bottlenecking Project is a lower capital intensive option and could increase CIL plant throughput to 13.5 million tonnes per annum at 100% hard rock which is significantly higher than the current capacity of 12 million tonnes per annum at 100% hard rock and the original nameplate capacity of 10.8 million tonnes per annum at 100% hard rock. The CIL crushing circuit would be used for the heap leach process at the end of CIL operations.

Cost of sales of $896 per ounce sold and total cash costs of $883 per ounce produced for the first quarter 2019 were higher by 26% and 33%, respectively compared to the same prior year period primarily due to the impact of lower sales and production volumes. Essakane also continued to face cost pressures with rising energy costs which were partially mitigated by the supply of energy from the solar plant and IAMGOLD's hedging program. Operating costs were higher primarily due to increased mining equipment maintenance, however a stronger U.S. dollar relative to the euro for the quarter helped to alleviate the impact of these cost pressures.

All-in sustaining costs of $1,010 per ounce sold for the first quarter 2019 were higher by 11% compared to the same prior year period primarily due to higher cost of sales per ounce, partially offset by lower sustaining capital expenditures. Included in total cash costs and all-in sustaining costs for the first quarter 2019 was the impact of realized derivative gains from hedging programs of $3 per ounce produced and $3 per ounce sold, respectively (2018 - $18 and $21).

Sustaining capital expenditures for the first quarter 2019 of $10.2 million included capital spares of $2.5 million, mobile equipment of $2.4 million, capitalized stripping of $1.6 million and various other sustaining capital expenditures of $3.7 million. Non-sustaining capital expenditures of $20.2 million included capitalized stripping of $8.8 million, tailings liners and dams of $6.9 million, mobile equipment of $3.4 million and CIL and Heap Leach feasibility study of $1.1 million.

Outlook

We expect attributable production at Essakane in 2019 to be in the range of 375,000 and 390,000 ounces. Capital expenditures are expected to be approximately $125 million, consisting of $55 million in sustaining and $70 million in non-sustaining capital expenditures.

Rosebel Mine - Suriname (IAMGOLD interest - 95%)

Attributable gold production of 68,000 ounces in the first quarter 2019 was 5% higher compared to the same prior year period primarily due to recoveries. The CIC plant became fully operational in January 2019, which had a favourable impact on recoveries with an additional 2,200 ounces recovered from tailings in the quarter. The plant has been installed between the two existing ponds at the Rosebel tailings management facility and will be used to passively treat tailings decant water to recover residual gold that is present in the solution. The plant is currently on track to exceed the minimum expected recovery of 5,000 ounces annually at a marginal operating cost of approximately $35 per ounce to cover additional power and elution costs.

Development work on Saramacca continued during the quarter, targeting the commencement of production in the second half of 2019. Construction of the 18 kilometre haul road from Rosebel to Saramacca and the 5 kilometre long section on the Rosebel mineral lease continued during the quarter. In addition, deliveries for the hauling fleet from orders placed in 2018 are on track to commence in the second quarter 2019. The Environmental and Social Impact Study ("ESIA") was approved on January 17, 2019, allowing for the commencement of infrastructure construction, which is expected in the second quarter 2019.

Rosebel is also conducting a scoping study to evaluate the underground mining potential of Saramacca which could result in higher grades and substantially reduced waste stripping costs. Saprolite mining in the initial years is expected to continue as planned with future potential for underground mining once hard rock is reached. Diamond drilling to support this study commenced in the quarter and work to continue defining the mineral resource is ongoing.

Cost of sales of $889 per ounce sold and total cash costs of $901 per ounce produced for the first quarter 2019 were higher by 11% and 9%, respectively, compared to the same prior year period. Operating costs were higher, driven by an increase in mining and milling volumes with harder rock in addition to higher local labour cost following the finalization of the Collective Labour Agreement in the third quarter 2018. However, Rosebel did see a decline in energy costs combined with lower light fuel consumption resulting from shorter hauling distances to the mill, despite higher mine production.

All-in sustaining costs of $1,064 per ounce sold for the first quarter 2019 were 16% higher compared to the same prior year period primarily due to higher cost of sales per ounce and higher sustaining capital expenditures. Included in total cash costs and all-in sustaining costs for the first quarter 2019 was the impact of realized derivative gains from hedging programs of $1 per ounce produced and $1 per ounce sold, respectively (2018 - $5 and $4).

Sustaining capital expenditures for the first quarter 2019 of $11.1 million included capital spares of $4.6 million, mill equipment of $1.9 million, capital stripping of $1.5 million, and various other sustaining capital expenditures of $3.1 million. Non-sustaining capital expenditures for the first quarter 2019 of $9.2 million related to the Saramacca Project.

Outlook

We expect attributable production at Rosebel in 2019 to be in the range of 315,000 and 330,000 ounces. Capital expenditures are expected to be approximately $145 million, consisting of $70 million in sustaining and $75 million in non-sustaining capital.

Westwood Mine - Canada (IAMGOLD interest - 100%)

Gold production for the first quarter 2019 of 15,000 ounces was 63% lower than the same prior year period as the mine assessed and adjusted stope sequences to address increased seismic activity in localized areas in the fourth quarter 2018 impacting production. The risk of seismicity varies according to the geometry of the openings and mining sequence. To manage this, we are studying various design approaches to Westwood with a preliminary life of mine ("LOM") plan expected in the fourth quarter 2019, followed by a NI 43-101 compliant plan in the first half of 2020. To ensure that mining is both profitable and safe, we expect that the steady state production level for the mine may be lower than prior ramp-up target levels.

We continue to adjust mining methods, ground support and safety protocols to address seismic activity, with the commissioning of additional equipment capable of operating remotely in challenging areas. Mine production activities are limited on the affected levels until an updated risk mitigation plan can be formalized. Mining has been expanded in unaffected areas which contain lower grade stopes and is expected to increase in the second quarter 2019 as areas with lower seismic risk are accessed for production.

On March 19, 2019, we announced a 32% reduction in the mine workforce. The decision resulted from both planned reductions due to the current stage of mine development as well as a realignment of costs with reduced production levels, with a cash-flow neutral position projected for 2019. IAMGOLD remains committed to the development of the Westwood mine and is taking these actions to optimize the future development of the resource that is both safe and profitable.

Despite heading closures in respect of seismic protocol, underground development continued at planned rates in the first quarter 2019 to open up access to new mining areas with lateral development of approximately 2,500 metres, averaging 28 metres per day. To aid in the continuation of underground development while respecting safety protocols in place for mining in areas where seismicity is present, three units of bolting equipment received in 2018 which are designed to manage seismic exposure were commissioned during the quarter. Infrastructure development continued in future development blocks at lower levels.

In accordance with International Financial Reporting Standards, we reduced the cash costs and depreciation attributed to inventory for the first quarter 2019 by $11.3 million and $5.0 million, respectively (2018 - $nil and $nil) to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low production. We reduced total cash costs and all-in sustaining costs for the first quarter 2019 by $778 per ounce produced and $610 per ounce sold, respectively (2018 - $nil and $nil).

Cost of sales per ounce sold for the first quarter 2019 of $1,549 were 115% higher compared to the same prior year period primarily due to lower sales volume. Total cash costs per ounce produced, which included the impact of normalization, was 20% higher compared to the same prior year period.

All-in sustaining costs per ounce sold for the first quarter 2019 of $1,192 were higher compared to the same prior year period by 37% primarily due to higher cost of sales per ounce, partially offset by the impact of cost normalization and lower sustaining capital expenditures. Included in total cash costs and all-in sustaining costs for the first quarter 2019 was the impact of realized derivative gains from currency hedging programs of $2 per ounce produced and $2 per ounce sold, respectively (2018 - $8 and $11).

Sustaining capital expenditures for the first quarter 2019 of $4.7 million included deferred development of $3.0 million, underground equipment of $1.3 million, and underground construction of $0.4 million. Non-sustaining capital expenditures for the first quarter 2019 of $7.9 million included deferred development of $4.9 million, underground construction of $1.2 million, development drilling of $1.0 million and other non-sustaining capital expenditures of $0.8 million.

Outlook

We expect production at Westwood in 2019 to be in the range of 100,000 and 120,000 ounces as mining and development activities continue to progress as the new life of mine is being developed, while respecting safety protocols for areas where seismicity is present. Capital expenditures are expected to be approximately $45 million, consisting of $15 million in sustaining and $30 million in non-sustaining capital.

Sadiola Mine - Mali (IAMGOLD interest - 41%)

Attributable gold production for the first quarter 2019 of 12,000 ounces was lower by 20% compared to the same prior year period primarily due to lower head grades as a result of greater drawdowns of marginal ore stockpiles. Total cash costs per ounce produced and all-in sustaining costs per ounce sold for the first quarter 2019 were lower compared to the same prior year period as a result of lower mining costs and greater utilization of marginal stockpiles due to the cessation of mining activity in the second quarter 2018.

An agreement with the Government of Mali, on terms for investment in the Sadiola Sulphide Project, must be reached in order to prevent the operation from entering a phase of suspended exploitation (care and maintenance), once processing of the ore stockpiles is complete. Processing of the ore stockpiles is expected to be completed in the second half of 2019. While this agreement has not yet been reached, IAMGOLD and AngloGold Ashanti, who collectively own an 82% interest in Sadiola, have initiated a process to identify third parties that may be interested in acquiring their collective interest in Sadiola. The process is at a preliminary stage and there is no certainty of its outcome.

Yatela Mine - Mali (IAMGOLD interest - 40%)

The Yatela mine had limited production and sales for the first quarter 2019, consistent with the same prior year period. A limited quantity of production continues from rinsing of the leach pads.

On 14 February 2019, Sadiola Exploration Limited ("SADEX"), the entity jointly held by AngloGold Ashanti Limited and IAMGOLD Corporation, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d'Exploitation des Mines d'Or de Yatela S.A. ("Yatela"), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a state entity, and also the creation of a dedicated state agency, notably in charge of mine rehabilitation and closure. As part of the transaction, and upon its completion, SADEX will make a one-time payment of approximately $18.5 million to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine including those relating to rehabilitation, mine closure and the financing of social programs.

DEVELOPMENT PROJECTS

Côté Gold Project, Canada

The Côté Gold Project is a 70:30 joint venture between the operator IAMGOLD and Sumitomo Metal Mining Co., Ltd. ("SMM").

As at December 31, 2018, the Côté Gold Project hosted (all figures quoted on a 100% basis) estimated mineral reserves comprising proven and probable reserves of 233.0 million tonnes grading 0.97 g/t Au for 7.3 million ounces. Measured and indicated resources (inclusive of reserves) were estimated at 355.4 million tonnes grading 0.87 g/t Au for 10.0 million ounces. Inferred resources were estimated at 112.8 million tonnes grading 0.67 g/t Au for 2.4 million ounces (*see news releases dated November 1, 2018 and February 19, 2019*).

In January 2019, we announced a deferral of the decision to proceed with the construction of the Côté Gold Project (*see news release dated January 28, 2019*).

During the quarter, we reported diamond drilling results from its 2017-2018 exploration diamond drilling program which has identified a new intrusive-hosted gold discovery, referred to as the Gosselin Zone, located approximately 1.5 kilometres northwest of the Côté Gold deposit. Drilling highlights included: 350 metres grading 0.81 g/t Au; 132.3 metres grading 1.13 g/t Au; 139.7 metres grading 1.36 g/t Au (*see new release dated March 26, 2019*). We completed approximately 4,500 metres of diamond drilling during the first quarter to follow up these encouraging results.

Boto - Senegal

As at December 31, 2018, the Boto Gold Project hosted estimated mineral reserves comprising probable reserves totaling 35.1 million tonnes grading 1.71 g/t Au for 1.9 million ounces, on a 100% basis. In addition, indicated resources, inclusive of reserves, were estimated at 48.0 million tonnes grading 1.61 g/t Au for 2.5 million ounces and inferred resources at 2.5 million tonnes grading 1.80 g/t Au for 144,000 ounces, on a 100% basis (*see news releases dated October 22, 2018 and February 19, 2019*). As planned for 2019, we continue to optimize aspects of the project design, including an infrastructure condemnation drilling program, as part of finalizing the ultimate development plan.

With the completion of the feasibility study and submission of an application for a mining concession in the fourth quarter 2018, we continue to optimize the design elements of the Boto Gold Project development, maintained stakeholder engagement, and commenced a drilling program with approximately 5,000 metres of diamond and reverse circulation ("RC") drilling completed during the first quarter 2019. The drilling program is targeting potential resource expansion and delineation adjacent to the design pit (s*ee news release dated October 22, 2018).*

EXPLORATION

We were active at brownfield and greenfield exploration projects in nine countries located in West Africa and the Americas.

In the first quarter 2019, expenditures for exploration and project studies totaled $13.2 million compared to $20.5 million in the same prior year period, of which $8.9 million was expensed and $4.3 million was capitalized. IAMGOLD's accounting policy is to expense exploration costs and capitalize costs of evaluating the technical feasibility and commercial viability of extracting a mineral resource, including those on or adjacent to existing mine sites. The decrease of $7.3 million in total exploration expenditures compared to the same prior year period primarily reflects decreased spending on feasibility and other studies. Drilling activities on active projects and mine sites totaled approximately 78,400 metres for the first quarter 2019.

	Three months ended March 31,	
($ millions)	**2019**	2018
Exploration projects - greenfield	**$ 7.6**	$ 8.5
Exploration projects - brownfield[1]	**5.0**	5.1
	12.6	13.6
Feasibility and other studies	**0.6**	6.9
	$ 13.2	$ 20.5

1 Exploration projects - brownfield for 2019 and 2018 excluded expenditures related to Joint Ventures of $nil and $0.2 million, respectively, and included near-mine exploration and resource development of $2.9 million and $3.2 million, respectively.

BROWNFIELD EXPLORATION PROJECTS

Our mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during the first quarter 2019 at the Essakane, Rosebel and Westwood operations.

Essakane, Burkina Faso

As at December 31, 2018, we reported total estimated attributable proven and probable reserves at Essakane, including heap leach reserves of 133.9 million tonnes grading 0.89 g/t Au for 3.9 million ounces. Total attributable resources comprised measured and indicated resources (inclusive of reserves) of 155.7 million tonnes grading 1.0 g/t Au for 4.8 million ounces with attributable inferred resources totaling 12.4 million tonnes grading 1.1 g/t Au for 423,000 ounces. At the nearby Gossey satellite deposit, located approximately 15 kilometres northwest of the Essakane operation, attributable mineral resources comprised 9.4 million tonnes of indicated resources grading 0.87 g/t Au for 262,000 ounces and 2.6 million tonnes of inferred resources grading 0.91 g/t Au for 77,000 ounces (*see news release dated February 19, 2019*).

During the first quarter 2019, the feasibility study to de-bottleneck and optimize the performance of the CIL mill continued. Drilling programs were also finalized during the quarter with drilling activities scheduled to begin in the second quarter 2019. The drilling programs are primarily focused on resource expansion and conversion to replace depletion from mining activities in 2019 at the Essakane Main Zone ("EMZ"), as well as to evaluate the resource potential of soft oxide mineralization southeast of the EMZ and at the Tassiri satellite prospect.

In 2019, approximately 24,000 metres of diamond and RC drilling is planned to support the ongoing feasibility study, target resource expansions and continue exploration of high priority targets on the mine lease and surrounding concessions.

Rosebel, Suriname

As at December 31, 2018, we reported total estimated attributable proven and probable reserves at Rosebel, including the Saramacca deposit, of 141.5 million tonnes grading 1.0 g/t Au for 4.6 million ounces. Total attributable measured and indicated resources (inclusive of reserves) increased to 296.4 million tonnes grading 0.9 g/t Au for 9.1 million ounces and attributable inferred resources totaled 69.4 million tonnes grading 0.9 g/t Au for 1.9 million ounces (*see news release dated February 19, 2019*).

Development activities at the Saramacca Project continued to advance during the first quarter with a primary focus on the haul road construction to enable the operation to deliver ore to the Rosebel mill starting in the second half of 2019. Technical and engineering studies also continued during the quarter, including pit slope design improvements, metallurgical testing to further optimize recoveries and site infrastructure engineering.

The near-mine and regional exploration programs continue to focus on evaluating potential resource expansions and exploration targets in the vicinity of existing operations. During the first quarter 2019, approximately 8,800 metres of diamond drilling were completed to test for resource expansions at and along trend of the Saramacca deposit, including evaluating mineralization at depth which may support an underground mining scenario; and a further 2,300 metres of condemnation RC drilling was completed in the vicinity of the Rosebel Pit.

Westwood, Canada

During the first quarter 2019, underground excavation totaled 2,507 metres of lateral and vertical development. In addition, approximately 19,000 metres of resource development diamond drilling and 3,100 metres for service holes were completed during the quarter. The diamond drilling program continues to focus on infill drilling of known zones to upgrade existing inferred mineral resources and advance resource definition in areas to be mined. A substantial diamond drilling program of over 65,000 metres of definition drilling is planned for 2019.

GREENFIELD EXPLORATION PROJECTS

In addition to the near-mine and brownfield exploration programs described above, we conducted active exploration and drilling programs on a number of early to advanced stage greenfield exploration projects during the first quarter 2019. Highlights included:

Wholly-Owned Projects

Diakha-Siribaya - Mali

During the quarter, we reported the results of an updated mineral resource estimate incorporating drill results to the end of 2018. Effective December 31, 2018, total mineral resources, on a 100% basis, comprised indicated resources of 18.0 million tonnes grading 1.3 g/t Au for 744,000 ounces, and inferred resources of 23.2 million tonnes grading 1.6 g/t Au for 1.2 million ounces (*see news releases dated January 30 and February 19, 2019*).

During the first quarter 2019, approximately 2,100 metres of RC drilling were completed to infill and expand resources at the Diakha deposit. A drilling program totaling approximately 10,000 metres is planned in 2019 to continue to test for resource expansions as well as to test other identified exploration targets.

Joint Venture Projects

Following are the highlights for our joint venture exploration projects. The agreements are typically structured in a way that gives us the option of increasing our ownership interest over time, with the decision dependent upon the exploration results as time progresses.

Nelligan - Canada (Option Agreement with Vanstar Mining Resources Inc.)

The Nelligan Project, located approximately 15 kilometres south of the Monster Lake Project in the Chapais - Chibougamau area in Quebec, is held under an earn-in option to joint venture agreement with Vanstar Mining Resources Inc. ("Vanstar"). We currently hold an initial 51% interest in the property, and hold an option to earn a further 29% undivided interest, for a total 80% undivided interest in the Project *(see Vanstar news release dated February 27, 2018)*.

During the first quarter 2019, we announced the remaining assay results from its 2018 diamond drilling program designed to evaluate the resource potential of the recently discovered Renard Zone. The drilling program continued to intersect wide zones of alteration and associated mineralization. Highlights included: 3.59 g/t Au over 42.1 metres; 5.69 g/t Au over 27.8 metres and 2.35 g/t Au over 40.4 metres (*see news release dated January 10, 2019*).

A diamond drilling program commenced during the first quarter with approximately 12,800 metres completed. The program is designed to infill and further test continuity of mineralization associated with the Renard Zone. The drilling results, coupled with ongoing geological, geochemical and structural studies, will be integrated to support the development and refinement of a deposit model with the objective of completing an initial NI 43-101 compliant resource estimate in the second half of 2019.

Rouyn - Canada (Option Agreement with Yorbeau Resources Inc.)

In the fourth quarter 2018, we entered into an option purchase agreement with Yorbeau Resources Inc. ("Yorbeau") for the Rouyn Gold Project, located near the city of Rouyn-Noranda in Quebec. Under the terms of the purchase agreement, we can acquire a 100% interest in the Project by making scheduled cash payments totaling C$4 million and completing exploration expenditures totaling C$9 million over a four year period. By the end of the expenditure period, we must complete a NI 43-101 compliant resource estimate, after which we can, at our election, purchase a 100% interest in the Project, subject to a 2% net smelter return, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.

During the first quarter 2019, approximately 12,200 metres of diamond drilling was completed as part of a delineation drilling program to evaluate the resource potential of the Lac Gamble zone. Results will be reported as they are received, validated and compiled.

End Notes (*excluding tables*)

1   Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

2   This is a non-GAAP measure. Refer to the reconciliation in the non-GAAP performance measures section of the MD&A.

3   The DART refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

CONFERENCE CALL

A conference call will be held on Tuesday, May 7, 2019 at 8:30 a.m. (Eastern Standard Time) for a discussion with management regarding IAMGOLD's 2019 first quarter operating performance and financial results. A webcast of the conference call will be available through IAMGOLD's website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or International Number: 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialing: North America toll-free: 1-800-319-6413 or International Number: 1-604-638-9010, passcode: 3040#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to being included under, the headings "Upcoming Growth Catalysts", "First Quarter 2019 Summary", "Development Projects", and "Exploration", and include, without limitation, statements with respect to: the Company's guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and, as such, undue reliance must not be placed on them. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are in no way guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities including geotechnical difficulties and seismicity; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be successful which could lead to a strike or work stoppage in the future, and any such strike or work stoppage could have a material adverse effect on the Company's earnings and financial condition; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; the ability to deliver gold as required under forward gold sale arrangements; the rights of counterparties to terminate forward gold sale arrangements in certain circumstances, the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a forward gold sale arrangement, such as the collar entered into in conjunction with the gold sold forward in January of 2019; and the risks involved in the exploration, development and mining business. Risks and unknowns inherent in IAMGOLD's operations and projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs, and the future price of gold. Exploration and development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the continued development or operation of a project.

For a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form ("AIF"), filed with Canadian securities regulatory authorities, at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission, at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Qualified Person Information

The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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